UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2008

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes(No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated August 25, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: August 25, 2008

Exhibit No.	Description
1.	Press release, dated August 25, 2008.

Jinpan International Reports Second Quarter 2008

Financial Results

-- 2Q08 Sales Increases 26.7% to $40.6 Million --

-- 2Q08 Net Income Increases 47.4% to $6.0 Million –

Englewood Cliffs, N.J., August 25, 2008 – Jinpan International Ltd (AMEX: JST),a leading designer, manufacturer, and marketer of cast resin transformers for voltage distribution equipment, today announced consolidated financial results for the quarter ended June 30, 2008.

Total sales for the second quarter reached $40.6 million, a 26.7% increase over total sales of$32.1 million for the same period last year. The increase in sales was primarily a result of strong demand for the Company’s cast resin transformers, both in China and internationally. International sales in the second quarter increased 163% to $5.0 million, or 12.3% of total sales compared to $1.9 million, or 6% of total sales, for the same period last year. Cast resin transformers, switch gears & unit substations represented $37.0 million of sales in the second quarter while wind transformers and wind reactor products represented $3.6 million of total sales.

Gross profit in the second quarter was $13.8 million, a 29.7% increase over the same period last year. Second quarter gross margin increased 80 basis points to 34.1%, compared to 33.3% in the same period last year. The increase in gross margin was primarily due to increased sales of higher margin, customized transformer and wind power products.

Selling and administrative expenses in the second quarter of 2008 were $7.0 million, or 17.3% of sales, compared to $5.5 million, or 17.0% of sales, in the same period last year. Selling and administrative expenses increased slightly primarily due to new facility expansion initiatives.

Operating income in the second quarter of 2008 increased to $6.8 million, or 16.8% of sales, compared to $5.2 million, or 16.2% of sales in the same period last year.

Net income for the second quarter of 2008 increased 47.4% to $6.0 million, or $0.74 per diluted share, compared to $4.1 million, or $0.51 per diluted share, in the same period last year. Second quarter net income as a percentage of sales increased 210 basis points to 14.9% from 12.8% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, “We made excellent progress in our business in the second quarter. We acheived sales increases for our core cast resin transformer products; we grew sales in both our domestic and international businesses; and demand for our wind power applications continued to gain healthy momentum. In spite of higher raw material costs, we were able to increase our gross margin 80 basis points largely due to increased sales of higher margin, customized cast resin transformer and wind power products.

During the quarter, we commenced operations at our new 267,000 square foot manufacturing facility in Wuhan. This facility is centrally located, closer to our material suppliers and provides easy access to highways and railroads.”

On the balance sheet for the second quarter of 2008, construction in progress and short-term bank loans increased primarily due to the Company’s recent acquisition of a new manufacturing site in Shanghai.

Accounts receiveable at June 30, 2008, increased to $57.0 million from $43.0 million as of December 31, 2007 largely due to the increase in total sales.

Inventories at June 30, 2008 were valued at $33.2 million, a slight decrease from the end of the first quarter of 2008 and a 29% increase from the end of the fourth quarter of 2007.

Acquisition of Shanghai Manufacturing Site

On June 18, 2008, the Company purchased land for a new manufacturing facility located in the Shanghai Qinpu Industrial Park, in Shanghai, China. This site covers an area of 764,384 square feet and is zoned for industrial use. The site contains several partially completed buildings designed for manufacturing which were never completed because the previous owner was in the process of constructing the buildings when it filed for bankruptcy. The purchase price of this site was approximately $9.3 million plus administrative fees associated with the closing. To fund this purchase, the Company secured a bank loan of approximately $5.8 million and also used approximately $3.5 million of cash from its balance sheet.

Mr. Li continued, “We are excited to be acquiring a site in the Shanghai region. Purchasing the manufacturing site that contained partially completed buildings saves us significant time and construction related expenses. At the Shanghai facility, we plan to focus on the production of complementary power distribution products primarily for wind power applications, which is the fastest growing segment of our business.

2008 Financial Outlook

The Company reiterates its 2008 outlook of sales of approximately $155 million, which represents a 30% increase over 2007 sales of $119.6 million, and net income of approximately $21.4 million, or approximately $2.64 per diluted share, which represents a 30% increase over 2007 net income of $16.4 million, or $2.03 per diluted share. These forecasts include the sales contributions from the recently opened Wuhan manufacturing facility.

Mr. Li continued, “We are positioning our business for continued growth in the areas of cast resin transformers, integrated assembly products (switchgears and unit substations) and wind transformer and reactor products. With respect to operations of each of our manufacturing facilities, our Haikou facility will primarily focus on manufacturing high-end customized transformer products; our Wuhan facility will primarily focus on manufacturing standard cast resin transformers and our future Shanghai facility will primarily focus on manufacturing wind power products (transformers and reactors) and sophisticated switchgears and substation units, all of which are currently being manufactured at our Haikou facility.

The initiatives we have in place today will better position us for growth in the future. We continue to focus on expanding our market share within China’s growing electrical infrastructure market, investing in new state-of-the-art facilities to increase manufacturing capacity and efficiency, and developing high margin power generation products for existing and new geographic regions. We are encouraged by our progress and look forward to continued future success”, concluded Li.

About Jinpan International Ltd

Jinpan International Ltd. (AMEX: JST) designs, manufactures, and markets cast resin transformers for voltage distribution equipment in China and other various countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certifications of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.  Safe Harbor Provision

Forward Looking Statements “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	our ability to successfully implement our business strategy;

•

the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

•	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

•	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;

•	other factors or trends affecting the industry generally and our financial condition in particular;

•	the effects of the higher degree of regulation in the markets in which we operate;

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	the monetary and interest rate policies of the countries in which we operate;

•	changes in competition and the pricing environments in the countries in which we operate;

•	exchange rates; and

•

other factors listed from time to time in the our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2006 and our subsequent reports on Form 6-K.

Investor Contact Information:

Mark Du

Chief Financial Officer

Jinpan International Ltd.

(201)227-0680

Bill Zima

ICR, Inc.

(203) 682-8200

(Financial tables on the following page)

Jinpan International Limited and Subsidiaries

Consolidated Statements of Income (unaudited)

For the Three and Six Month Periods Ended June 30, 2008

	Three months ended June 30	Three months ended June 30	Six months ended June 30	Six months ended June 30
	2008	2007	2008	2007
(In thousands, except per share data)	US$	US$	US$	US$
Net sales	40,604	32,056	64,402	48,289
Cost of Goods Sold	(26,767)	(21,386)	(43,106)	(32,869)
Gross Margin	13,837	10,670	21,296	15,420

Operating Expenses
Selling and administrative	(7,033)	(5,463)	(11,503)	(8,418)
Operating income	6,804	5,207	9,793	7,002

Interest Expenses	(291)	(188)	(470)	(246)
Other Income	187	6	371	194
Income before income taxes	6,700	5,025	9,694	6,950

Income taxes	(667)	(933)	(1,261)	(1,258)
Income before minority interest	6,033	4,092	8,433	5,692
Minority Interest	—	—	—	—
Net income	6,033	4,092	8,433	5,692

Earnings per share

-Basic	US$0.76	US$0.51	US$1.06	US$0.71

-Diluted	US$0.74	US$0.51	US$1.03	US$0.70

Weighted average number of shares

-Basic	7,984,147	7,971,336	7,984,147	7,971,336

-Diluted	8,152,304	8,083,467	8,152,304	8,083,467

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets (unaudited)

As of June 30, 2008

	30-June	Dec.31
	2008	2007
	US$	US$
Assets

Current assets:

Cash and cash equivalents	11,366	17,122
Investment available for sales	1,424	193
Accounts receivable, net	57,026	43,026
Inventories	33,219	25,743
Prepaid expenses	12,790	7,943
Other receivables	2,944	2,969

Total current assets	118,769	96,996

Property, plant and equipment, net	10,037	9,031

Construction in progress	14,372	2,889

Intangible asset-Goodwill	12,757	11,549
Deferred tax assets	571	807

Total assets	156,506	121,272

Liabilities and Shareholders’ Equity

Current liabilities:

Short term bank loans	23,766	9,874
Accounts payable	9,875	6,372
Income tax	2,024	2,353
Advance from customers	5,849	4,638
Other Payable	19,054	15,292

Total current liabilities	60,568	38,529

Shareholders’ equity:

Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 8,186,617 in 2008 and 8,186,617 in 2007	73	73
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares – 6,111 in 2007 and 2006	1	1
Additional paid-in capital	33,938	33,938
Reserves	3,905	3,905
Retained earnings	49,786	39,659
Accumulated other comprehensive income	8,170	5,102
	96,727	83,532
Less: Treasure shares at cost, common stock-206,470 in 2008 and 206,470in 2007	(789)	(789)
Total shareholders’ equity	95,938	82,743

Total liabilities and shareholders’ equity	156,506	121,272

Jinpan International Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2008

(Unaudited)

	Six months ended June 30	Six months ended June 30
	2008	2007
Operating activities
Net income	8,433	5,692
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	632	545
Provision for Doubtful Debt	(282)	67
Loss/(Gain) on disposal of fixed assets	1	(13)
Deferred Income Tax	277	—
Stock-based compensation cost	184
Changes in operating assets and liabilities
Accounts receivable	(10,639)	(10,060)
Notes receivable	182	(546)
Inventories	(5,662)	(487)
Prepaid expenses	(4,209)	578
Other receivables	25	(991)
Accounts payable	3,003	(2,718)
Note Payable	—	(1,037)
Income tax	(463)	360
Advance from customers	888	1,368
Other liabilities	2,706	3,918
Net cash provided by/(used in) operating activities	(4,924)	(3,324)
Investing activities
Purchases of property, plant and equipment	(1,055)	(815)
Proceeds from sales of property, plant and equipment	2	40
Payment for construction in progress	(10,952)	(1,675)
Purchase of available-for –sales securities	(1,180)	(489)
Net cash provided by (used in) investing activities	(13,185)	(2,939)
Financing activities
Proceeds from bank loan	17,436	3,575
Repayment of bank loan	(4,580)	(3,274)
Proceeds from exercise of stock options	—	27
Decrease in Minority Interest	—	(1,084)
Acquired minority interest	—	(11,000)
Dividends paid	(967)	(964)
Net cash provided by/(used in) financing activities	11,889	(12,720)
Effect of exchange rate changes on cash	464	229
Net increase/(decrease) in cash and cash equivalents	(5,756)	(18,754)
Cash and cash equivalents at beginning of year	17,122	34,115
Cash and cash equivalents at end of period	11,366	15,361

Interest paid	544	193
Income taxes paid	1,715	906